

July 10, 2014

<u>Via E-mail</u>
Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

      Re: **Norwegian Cruise Line Holdings Ltd.**
               Form 10-K for the Year Ended December 31, 2013
               Filed February 21, 2014
               File No. 001-35784
               NCL Corporation Ltd.
               Form 10-K for the Year Ended December 31, 2013
               Filed February 21, 2014
               File No. 333-128780

Dear Ms. Beck:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief